                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

                             U.S. Trust Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                91288L 10 5 (New)
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages(s))

                                Page 1 of 5 Pages

CUSIP No. 912 88L 10 5 (New)          13G                   Page 2   of   5

       NAME OF REPORTING PERSON
1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   U.S. Trust Company of New York (see *, Item 2)    13-5459866

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
       N/A                                                            (a) [ ]
                       * - Employees' Profit-Sharing Plan of
                            United States Trust Company of New York
                            and Affiliated Companies                  (b) [ ]


--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
4
       New York
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                    5         224,211
                         (unallocated Plan Shares)
       NUMBER OF
                    ------------------------------------------------------------
        SHARES           SHARED VOTING POWER
     BENEFICIALLY   6         1,504,860
       OWNED BY          (allocated to Plan Participants)
         EACH
                    ------------------------------------------------------------
       REPORTING         SOLE DISPOSITIVE POWER
        PERSON      7
         WITH                          See 5

                    ------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                    8
                                      See 6

--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                               See 5/6

--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10         See 5/6

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11     Sole:    1.19
       Shared:  7.40

--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
12
       HC/EP

--------------------------------------------------------------------------------

                        Issuer

                        U.S. Trust Corporation

Item 1 (b)              Address of Issuer's Principal Executive Office
                        ----------------------------------------------
                        114 W. 47 St.
                        NY, NY  10036

Item 2 (a)              Name of Person Filing:
                        ---------------------

                        U.S. Trust Company of New York, for the Profit Sharing Plan of its Employees and Affiliated Companies.

Item 2 (b)              Address or Principal Place of Business:
                        ---------------------------------------

                        114 West 47th Street
                        New York, NY  10036

Item 2 (c)              Citizenship:

                        NY
Item 2 (d)              Title of Class of Securities:
                        ----------------------------

                        Common

Item 2 (e)              CUSIP Number:
                        91288L 10 5 (New)

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                        (a)      Not applicable

                        (b)(X) United States Trust Company of New York, a bank as defined in Section 3(a)(6) of Act.

                        (c)      Not applicable

                        (d)      Not applicable

                        (e)      Not applicable

                        (f) The Plan is a Pension Fund, which is subject to the provisions of the Employees' Retirement Income Security Act of 1974.

                        (g)(X) U.S. Trust Corporation is a parent holding company, in accordance with section 240.13d-1 (b)(1)(ii)(G).

                        (h)      Not applicable

Item 4                  (a)   Amount Beneficially Owned:
                              Sole:    224,211
                              Shared:  1,504,860

                        (b)   Percent of Class:
                              Sole:    1.19
                              Shared:  7.40

                        (c)   Number of shares as to which such person has:

                              (i)   sole power to vote or to direct the vote

                                    See 4 (unallocated Plan Shares)

                              (ii) shared power to vote or to direct the vote See 4 (allocated to Plan Participants)

                              (iii) sole power to dispose or to direct the
                                    disposition of

                                    See 4 (unallocated Plan Shares)

                              (iv) shared power to dispose or to direct the disposition of

                                    See 4 (allocated to Plan Participants)

Item 5                  Ownership of Five Percent or Less of a Class
                        --------------------------------------------

                        N/A

Item 6                  Ownership of More than Five Percent on Behalf of
                        ------------------------------------------------
                        Another Person.
                        ---------------

                        The Plan holds the stock in behalf of the Employees, who are the Participants in the Plan. Subject to the pledge of a portion of these securities, and the earnings thereon, made to secure the loan by the Plan to finance the purchase of the stock, the Plan Participants have the right to receive the dividends on, and the proceeds from the sale of, the shares of stock allocated to their respective participation-accounts, in the manner, and at the time, specified in the Plan. No one Plan Participant has been allocated more than 5% of the Issuer's outstanding shares.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                        See Items 1 and 12 of  Page 2 and Item 3 herein.

Item 8                  Identification and Classification of the Members of
                        ---------------------------------------------------
                        the Group.
                        ----------

                        Not applicable

Item 9                  Notice of Dissolution of Group.
                        -------------------------------

                        Not applicable

Item 10                 Certification.  By signing below we certify that, to
                        -------------
                        the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                        Signature. After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:   February 12, 1999
        -----------------

                         UNITED STATES TRUST COMPANY OF NEW YORK, as Trustee of Profit-Sharing Plan for its Employees and Affiliated Companies

                   By:   /s/  Joseph A. Tricarico
                         --------------------------------------
                         Name:  Joseph A. Tricarico
                         Title: Vice President and Trust Counsel

                         U.S. TRUST CORPORATION, parent Bank-
                         Holding Company and Employer-Sponsor Employees' Profit-Sharing Plan

                   By:   /s/  Joseph A. Tricarico
                         --------------------------------------
                         Joseph A. Tricarico
                         Authorized Agent